UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

January 28, 2016

Date of Report (Date of earliest event reported)

Rentrak Corporation

(Exact name of registrant as specified in its charter)

Oregon	000-15159	93-0780536
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7700 NE Ambassador Place

Portland, Oregon 97220

(Address of principal executive offices)

503-284-7581

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01.	Completion of Acquisition or Disposition of Assets.

On January 29, 2016, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of September 29, 2015 (the “Merger Agreement”), by and among comScore, Inc., a Delaware corporation (“comScore”), Rum Acquisition Corporation, an Oregon corporation and a wholly owned subsidiary of comScore (“Merger Sub”), and Rentrak Corporation, an Oregon corporation (“Rentrak”), Merger Sub merged with and into Rentrak (the “Merger”) with Rentrak surviving the Merger as a wholly owned subsidiary of comScore.

As a result of the Merger, each share of the common stock of Rentrak (the “Rentrak Common Stock”) that was outstanding immediately prior to the effective time of the Merger (the “Effective Time”) was converted into the right to receive 1.15 shares of the common stock of comScore (the “comScore Common Stock”). No fractional shares of comScore Common Stock will be issued in the Merger, and holders of shares of Rentrak Common Stock will receive cash in lieu of any such fractional shares.

The issuance of comScore Common Stock in connection with the Merger, as described above, was registered under the Securities Act of 1933, as amended, pursuant to comScore’s registration statement on Form S-4 (File No. 333-207714), filed with the Securities and Exchange Commission (the “SEC”) and declared effective on December 23, 2015 (the “Joint Proxy Statement/Prospectus”).

The foregoing description of the Merger and the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference. The information included in Item 5.01 is incorporated by reference herein.

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

The information provided in Item 2.01 of this Current Report on Form 8-K is incorporated herein by reference.

Trading in shares of Rentrak Common Stock on the Nasdaq Global Market (“NASDAQ”) has been halted. As a consequence of the Merger, a Form 25 has been filed with the SEC on January 29, 2016 to request the removal of the Rentrak Common Stock from listing and registration on NASDAQ and from registration under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”). Rentrak intends to file with the SEC a Form 15 under the Exchange Act requesting the termination of the registration of Rentrak Common Stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 3.03.	Material Modification of the Rights of Security Holders.

The information provided in Item 2.01 and in Item 3.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.01.	Changes in Control of Registrant.

The information contained in Item 2.01 is incorporated herein by reference.

As a consequence of the Merger, a change in control of Rentrak occurred and Rentrak became a wholly owned subsidiary of comScore.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective as of the Effective Time, the directors of Merger Sub became the directors of Rentrak, and all of the former members of Rentrak’s Board of Directors ceased to be directors of the Company. This change was not a result of any disagreements between the Company and the directors on any matter relating to the Company’s operations, policies or practices.

Also effective as of the Effective Time, the officers of Merger Sub became the officers of Rentrak, and all of the former officers Rentrak ceased to be officers of Rentrak. This change was not a result of any disagreements between Rentrak and the officers on any matter relating to Rentrak’s operations, policies or practices.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 29, 2016, in connection with the Merger, the Restated Articles of Incorporation of the Company and the Restated Bylaws of Rentrak were each amended in their entirety and as so amended became the Amended and Restated Articles of Incorporation of Rentrak and the Amended and Restated Bylaws of Rentrak.

Copies of the Amended and Restated Articles of Incorporation of Rentrak and the Amended and Restated Bylaws of Rentrak are filed as Exhibits 3.1 and 3.2 to this Current Report on Form 8-K, respectively, and are incorporated herein by reference.

Item 5.07.	Submission of Matters to a Vote of Security Holders

On January 28, 2016, Rentrak held a special meeting of shareholders (the “Special Meeting”) to adopt the Merger Agreement and approve the transactions contemplated thereby. The proposals submitted to Rentrak shareholders at the Special Meeting were: (1) adoption of the Merger Agreement and approve the transactions contemplated by the Merger Agreement (the “Merger Proposal”); (2) approval on an advisory (non-binding) basis the compensation that may be paid or become payable to Rentrak’s named executive officers and that is based on or otherwise relates to the Merger Agreement and the transactions contemplated thereby (the “Advisory Compensation Proposal”) and (3) approval of the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement (“Adjournment Proposal”).

The Merger Proposal, Advisory Compensation Proposal and Adjournment Proposal are described in detail in the Joint Proxy Statement/Prospectus.

The shareholders voted to approve the Merger Proposal, the Advisory Compensation Proposal and the Adjournment Proposal. The voting results for each of the Merger Proposal, Advisory Compensation Proposal and Adjournment Proposal, including the number of votes cast for, against or withheld, and the number of abstentions and non-votes are set forth below.

Merger Proposal

For	Against	Abstain	Non-Votes
12,256,454	12,693	265,178	—

Advisory Compensation Proposal

For	Against	Abstain	Non-Votes
8,151,709	4,113,552	269,064	—

Adjournment Proposal

For	Against	Abstain	Non-Votes
11,582,400	653,942	297,983	—

Item 8.01.	Other Events.

On February 1, 2016, comScore and Rentrak issued a joint press release announcing the consummation of the Merger. A copy of the joint press release is filed herewith as Exhibit 99.1 and is incorporated into this Item 8.01 by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Reorganization, dated as of September 29, 2015, by and among comScore, Inc., a Delaware corporation, Rum Acquisition Corporation, a wholly owned subsidiary of comScore, Inc. and an Oregon corporation, and Rentrak Corporation, an Oregon corporation (incorporated herein by reference to the corresponding exhibit to Rentrak’s Current Report on Form 8-K filed with the SEC on September 30, 2015).

3.1	Amended and Restated Articles of Incorporation of Rentrak Corporation.

3.2	Amended and Restated Bylaws of Rentrak Corporation.

99.1	Joint Press Release issued by comScore, Inc. and Rentrak Corporation dated February 1, 2016.

EXHIBIT INDEX

Exhibit	Description

2.1	Agreement and Plan of Merger and Reorganization, dated as of September 29, 2015, by and among comScore, Inc., a Delaware corporation, Rum Acquisition Corporation, a wholly owned subsidiary of comScore, Inc. and an Oregon corporation, and Rentrak Corporation, an Oregon corporation (incorporated herein by reference to the corresponding exhibit to Rentrak’s Current Report on Form 8-K filed with the SEC on September 30, 2015).

3.1	Amended and Restated Articles of Incorporation of Rentrak Corporation.

3.2	Amended and Restated Bylaws of Rentrak Corporation.

99.1	Joint Press Release issued by comScore, Inc. and Rentrak Corporation dated February 1, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 29, 2016		RENTRAK CORPORATION

	By:	/s/ David I. Chemerow
Name: David I. Chemerow Title: Chief Operating Officer, Chief Financial Officer and Secretary